Exhibit 12.1

J.B. Hunt Transport Services, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Pro Forma
	Six Months		Six Months
	Ended	Year Ended	Ended
	June 30,	December 31,	June 30,	Year Ended December 31,
	2010	2009	2010	2009	2008	2007	2006	2005

Earnings:

Earnings before tax and equity in operations of affiliated company	$143,716	$216,611	$145,682	$220,612	$323,971	$326,277	$357,494	$338,335
Fixed charges	16,253	35,079	14,287	31,078	41,124	39,355	14,104	5,180
Adjusted earnings	$159,969	$251,690	$159,969	$251,690	$365,095	$365,631	$371,598	$343,515

Fixed charges:

Interest expense	$14,081	$31,631	$12,115	$27,629	$38,273	$36,432	$11,977	$3,106
Amortization of costs related to indebtedness	490	952	490	952	931	1,209	543	488
Estimated interest within rental expenses	1,682	2,496	1,682	2,496	1,920	1,713	1,584	1,585
Total fixed charges	$16,253	$35,079	$14,287	$31,078	$41,124	$39,355	$14,104	$5,180

Ratio of earnings to fixed charges	9.8x	7.2x	11.2x	8.1x	8.9x	9.3x	26.3x	66.3x